Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at December 31, 2004

($ in millions)
Retained earnings at April 1, 2004	$390.1
Net income for the period	164.1
Goodwill amortization	—
Dividends declared - common	(144.9)
Dividends declared - preferred	(1.6)
Transfer of subsidiary	—

Retained earnings at December 31, 2004	$407.7